Fortuna reports 2014 record production of 8.7 million silver equivalent ounces and issues guidance for 2015

Vancouver, January 15, 2015-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce 2014 production figures from its two underground operating silver mines located in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 6.6 million ounces of silver and 35.3 thousand ounces of gold or 8.7 million Ag Eq* ounces.

Jorge A. Ganoza, President and CEO, commented: “2014 has been another consecutive year of organic low cost production growth and for 2015 we have an exciting construction year ahead of us.  Our focus is on the execution of construction plans to increase capacity at our San Jose Mine in Mexico by fifty percent to three thousand tonnes per day, to be commissioned in mid-2016.  We are well funded with a strong balance sheet and treasury to meet our capital projects related to our ongoing business and expansions.”  Mr. Ganoza added: “Post expansion, our San Jose Mine will rank among the fourteen largest primary silver producers in the world with an all-in cash cost below ten dollars per ounce net of by-product gold.”

2014 Consolidated Production Highlights

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Silver and gold production were 10 % and 9 % respectively above 2014 production guidance

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Silver production of 6,599,300 ounces; 42 % increase over 2013

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Gold production of 35,316 ounces; 66 % increase over 2013

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Zinc production of 27,360,530 pounds; 9 % increase over 2013

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Lead production of 16,152,285 pounds; 9 % decrease over 2013

(*)    Ag Eq calculated using silver to gold ratio of 60 to 1

2014 Consolidated Operating Results

	Q4 2014			2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	117,060	181,702		464,823	676,959
Average tpd milled	1,301	2,019		1,302	1,928
Silver
Grade (g/t)	173	208		174	226
Recovery (%)	83.88	88.98		84.53	89.40
Production (oz)	544,977	1,083,215	1,628,191	2,202,540	4,396,760	6,599,300

	Q4 2014			2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.27	1.65		0.31	1.72
Recovery (%)	32.79	89.02		39.54	89.52
Production (oz)	335	8,561	8,896	1,820	33,496	35,316
Lead
Grade (%)	1.70			1.70
Recovery (%)	92.86			92.56
Production (lbs)	4,084,420		4,084,420	16,152,285		16,152,285
Zinc
Grade (%)	3.03			2.97
Recovery (%)	89.31			89.94
Production (lbs)	6,985,682		6,985,682	27,360,530		27,360,530

San Jose Mine, Mexico

Silver and gold annual production was 11 % and 10 % over budget respectively.  This higher production is explained by mining and processing of non-budgeted inferred resources of 154,573 tonnes averaging 266 g/t Ag and 1.96 g/t Au from the Stockwork zone on Level 1200.

Caylloma Mine, Peru

Silver annual production was 2.2 million ounces or 8 % over budget.  66 % of silver production came from the Animas Vein and 33 % from the bonanza-grade Bateas Vein.  The Bateas Vein contribution to mill feed was 33,212 tonnes at an average silver grade of 816 g/t.  Zinc annual production was 21 % over budget due to a combination of 18 % higher zinc grade, 2 % higher metallurgical recovery and 9 % higher tonnage contribution of polymetallic ore from Level 12 of the Animas Vein.

2015 Production and Cash Cost Guidance

Mine	Silver (Moz)	Gold (koz)	Investments (US$ M)	Cash Cost (US$/t)	AISCC** (US$/oz Ag)
San Jose, Mexico	4.3	33.3	56.5	62.7	16.27
Caylloma, Peru	2.2	1.9	14.0	90.3	12.78
Total	6.5	35.3	70.6

(**)   All-in sustaining cash cost per ounce of silver is net of by-products gold, lead and zinc

Total figures may not add up due to rounding procedures

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The 2015 San Jose Mine AISCC of US$16.27/oz Ag includes US$5.96/oz Ag or US$24.5 million attributed as sustaining capital investments related to the dry stack tailings filter facility and deposit

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Consolidated AISCC of US$16.61, refer to the appendix for details

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Caylloma Mine zinc and lead production forecast of 28.8 million pounds and 19.4 million pounds respectively

2015 Outlook

San Jose Mine, Mexico

San Jose plans to process 700,000 tonnes of ore averaging 214 g/t Ag and 1.66 g/t Au.  Capital investment for 2015 is estimated to be US$56.5 million.

Major investments include:

• Tailings filter facility and dry stack deposit:	$28.3 million
• 3,000 tpd mill expansion:	$12.6 million
• Mine development:	$8.3 million
• Exploration:	$3.5 million

The company disclosed further details of capital investments related to the processing plant expansion and tailings filter facility and dry stack deposit on December 17, 2014 (refer to “Fortuna Announces Expansion of its San Jose Mine From 2,000 to 3,000 tpd” news release).

Caylloma Mine, Peru

Caylloma plans to process 464,100 tonnes averaging 175 g/t Ag.  Twenty-one per cent of mill feed in the plan is estimated to come from current inferred resource which are planned to be converted to measured and indicated categories during the year.  Capital expenditure for 2015 is estimated to be US$14.0 million.

Major investments include:

• Mine development:	$6.1 million
• Plant optimization:	$4.3 million
• Exploration:	$0.7 million

Brownfields Exploration

At the San Jose Mine, the exploration budget for 2015 is US$3.5 million, which includes 12,000 meters of drilling.  The program at the mine’s 64,400 hectare concession package is focusing on three main initiatives:  i) continue exploring through underground drilling an additional 300 meters of the northern extent of the Trinidad North zone outside the shell of existing inferred resources, drill testing on approximate 100 meter centers, ii) subject to community agreements, drill test from surface the northern strike projection of the vein system beyond Trinidad North, and iii) evaluation and target generation work on multiple prospects within the property package: Veta Maria, La Noria, San Jose West, San Dionisio Ocotlan, Los Ocotes and El Portillo.

At the Caylloma Mine, the company has allocated a modest exploration budget of US$0.7 million for 2015.  Over the years the company has built a sufficient resource and reserve base which permits a reduction in exploration drilling for a year without compromising short or medium term production plans.  The main exploration initiative for 2015 is the evaluation of our concessions located in the southern portion of the district, where Compañia de Minas Buenaventura is developing the high-grade Tambomayo silver and gold project.

Qualified Person

Boris G. Caro, is an technical consultant and a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “allows”, “ranging”, “will”, “estimate”, “expected”, “scheduled”, “planned”, “will have”, “is”, “will be”, “estimated”, “calculated”, “detailed”, “has been”, “to be”, or statements that events, “could”, “should” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Appendix – AISCC breakdown

San Jose Mine AISCC:

Item	2015 Guidance (US$/oz Ag)
Cash cost net of by-product credits	4.44
Government royalty & mining tax	0.66
Workers’ participation	0.44
G&A (subsidiary)	0.97
Adjusted operating cash cost	6.50
Sustaining capex	8.92
Brownfields exploration	0.84
All-in sustaining cash cost	16.27

Caylloma Mine AISCC:

Item	2015 Guidance (US$/oz Ag)
Cash cost net of by-product credits	6.12
Government royalty & mining tax	0.28
Workers’ participation	0.14
G&A (subsidiary)	1.58
Adjusted operating cash cost	8.12
Sustaining capex	4.34
Brownfields exploration	0.32
All-in sustaining cash cost	12.78

Consolidated AISCC:

Item	2015 Guidance (US$/oz Ag)
Cash cost net of by-product credits	5.01
Government royalty & mining tax	0.53
Workers’ participation	0.34
G&A (subsidiary)	1.17
Adjusted operating cash cost	7.05
Corporate G&A	1.51
Sustaining capex	7.38
Brownfields exploration	0.67
All-in sustaining cash cost	16.61